RED METAL RESOURCES LTD.
195 PARK AVENUE
THUNDER BAY, ONTARIO
CANADA P7B 1B9

May 21, 2010

VIA EDGAR AND OVERNIGHT COURIER

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Red Metal Resources Ltd. (the “Company”)
Amendment No. 1 to Form 10-12G
File No. 0-52055
Filed April 14, 2010

Dear Ms. Parker:

This letter is in response to your letter dated May 4, 2010.  For your ease of reference, we have repeated your comments below.  We are also filing Amendment No. 2 to the Form 10 (the “Amendment”).

General.

Business, page 1

2.     We note your statement at page 1, “To the best of our knowledge, and after consultation with an attorney knowledgeable in the practice of mining, we believe that we have taken the steps necessary to ensure that we have good title to our mineral claims” [emphasis added].  Your reference to a consultation with counsel suggests that an attorney has rendered an expert opinion regarding the status of the title to your claims.  Please file a written consent of the attorney you consulted with or revise to remove the suggestion that an attorney has concluded that you hold valid title.  See Securities Act Rule 436.

We have revised the statement as you requested.  Please see page 1 of the Amendment. However, we do not believe that a consent from the attorney is required to be filed because Rule 436 of Regulation C applies to registration statements filed under the Securities Act.  Item 601 of Regulation S-K indicates that consents of experts or counsel are not required to be filed as an exhibit to the Form 10.

3.     Please quantify the amount of annual fees that you are required to pay so that your mensura claims do not expire.  Similar to the disclosure on page 17, please quantify in this section the total amount of payments you must make on your mineral claims in the next 12 months to retain your interests.  Finally, disclose in this section, as you have disclosed on page 24, that you do not expect to have operating revenue within the next year.

We have revised the disclosure as you requested.  Please see page 2 of the Amendment.

Risk Factors, page 17

Our auditors have expressed substantial doubt . . . page 17

4.     Please clarify whether you earned the $16,000 in royalty income in the fiscal year ended January 31, 2009 or in the fiscal year ended January 31, 2010.  In addition, based on the financial statements, the royalty interest earned was $15,658.  Please revise accordingly.

We have revised the disclosure as you requested.  Please see page 18 of the Amendment.

Item 7:  Certain Relationships and Related Transactions, and Director Independence, page 33

5.     Please explain the nature of the travel and entertainment expenses.

We have added the additional disclosure as you requested.  Please see page 35 of the Amendment.

Directors and Executive Officers, page 31

6.     Please revise the biographical disclosures for Ms. Jeffs and Mr. Thompson to disclose their professional activities during the six month period from April to October 2007.

We have added the disclosure as you requested.  Please see page 33 of the Amendment.

Executive Compensation, page 32

Table 18:  Summary Compensation, page 33

7.     It is not clear from your tabular disclosure whether Ms. Jeffs and Mr. Thompson received $115,213 each for their services.  Given your disclosure in footnote b on page 34, it appears that this figure is the total amount paid to Fladgate Exploration Consulting Corporation for the services of both named executive officers.  Please provide appropriate clarification.

We have revised the disclosure in footnote b as you requested.  Please see page 34 of the Amendment.

Financial Statements, page 42

8.     We note that you have current and prior independent accountants involved in auditing your 2009, 2010 and inception-to-date financial statements.  Given that your current auditors placed reliance on the work of your prior auditors in extending audit coverage to the inception-to-date information, also considering that your current auditors have not audited 2009, you need to include the audit report from your prior auditors along with that of your current auditors to comply with Rules 2-05 and 8-02 of Regulation S-X.  However, you need to obtain permission from your prior independent accountants to include their report in your registration statement or have those periods re-audited.  Please make the necessary arrangements and amend your filing to resolve these concerns.

We have revised the Amendment to include the report of our former auditors.  Please see page F-2 of the Amendment. While we have obtained a consent from our former auditors to include their report in the Amendment, we have not attached the consent as an exhibit, in accordance with Item 601 of Regulation S-K.

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Ms. Sapone’s direct telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours,

RED METAL RESOURCES LTD.

By:/s/ Caitlin Jeffs
      Caitlin Jeffs, Chief Executive Officer and President

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